UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 1, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: December 1, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 1, 2008

Exhibit 1

Elbit Systems to Supply an Asian Customer with Live Training System Valued at $10 Million

Live Training System allows the trainee to acquire experience and skills in field conditions while saving training time and ammunition costs

Haifa, Israel, December 1, 2008 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that it was awarded a contract by an Asian country for the supply of a “Live Training System” valued at $10 million. The system will be delivered to the customer during 2010.

The new system is designated to train a brigade combat team including infantry forces, armored forces and support forces (artillery and air defense). Virtual elements are integrated into the live training for enriching the battlefield display, as well as video capabilities for improving control and debrief.

The live training system is mobile and can be rapidly deployed in various training areas with various sizes and features, and enables training in urban scenarios as well. The capability to execute a training activity in the area itself, while utilizing the operational weapons and platforms, without using live ammunition, allows the trainee to acquire experience and skills in field conditions while saving training time and ammunition costs.

Ran Hellerstein, Joint General Manager of Elbit Systems’ Aerospace Division said: “Wining this project positions Elbit Systems as a leading supplier in the field of trainers and simulators. We anticipate growing interest among our global clients in acquiring similar systems”.

Elbit Systems operates in the Trainers market for all military activity areas, for air, land and sea, in Israel and worldwide. The company relies on its cutting-edge technological capabilities, especially in the software development area for complex systematic projects, and on its worldwide leadership in military platforms upgrade.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:
Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail:info@gkir.com
E-mail:	j.gaspr@elbitsystems.com dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.